

Mail Stop 3561

January 24, 2018

Deborah A. Fasanelli
Chief Financial Officer
Multi Solutions II, Inc.
4400 Biscayne Boulevard, 10th Floor
Miami, Florida33137

> **Re:** **Multi Solutions II, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed April 21, 2017**
> **File No. 0-12162**

Dear Ms. Fasanelli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 31.1

1. Please amend your filing and revise the introductory language in paragraph 4 to include internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please note that the disclosure is complete in Exhibit 31.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Frederick W. Schmid III, CPA, Controller